For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC. REPORTS THIRD QUARTER 2005 RESULTS
- Worldwide RevPAR Increased 12.3% Driven By Strong U.S. Performance -

TORONTO, October 26, 2005 - Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its unaudited financial results for the three and nine months ended September 30, 2005. These financial results have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in U.S. dollars.

Third Quarter 2005 Highlights

•
Diluted income per share (“diluted EPS”) for the third quarter was $0.92 compared to $1.66 for the same period in 2004. Excluding the effect of hotels sold in 2004, gains on asset sales, tax recovery and other non-operating items, diluted EPS rose 37.1% to $0.48.

•	Revenues increased 15.7% to $240.1 million. Excluding the effect on revenues of hotels sold in 2004 and the proceeds from land sales, revenues were up 8.9%.

•
Revenue per available room(1) (“RevPAR”) for the comparable(2) Fairmont managed portfolio improved 12.3% to $147.63, driven by RevPAR growth of 19.3% at the comparable U.S. managed portfolio. The Canadian owned hotels experienced RevPAR growth of 7.1%, while RevPAR for the comparable International owned hotels declined 5.8%.

•
EBITDA(3) for the third quarter was $79.2 million compared to $207.7 million for the same period in 2004. EBITDA for both periods includes gains on asset sales of $17.9 million and $144.2 million, respectively.

•
Adjusted EBITDA(3) for the third quarter of 2005 was $77.8 million compared to $74.3 million for the same period in 2004. Excluding the effect of the hotels sold in 2004 and The Fairmont Southampton, Adjusted EBITDA increased 9.1%.

•	Assumed management of and rebranded The Fairmont Newport Beach, bringing the number of Fairmont-managed properties to 50 worldwide.

•
Expanded development pipeline with a new management contract for a Fairmont hotel to be built in downtown Vancouver, in connection with an agreement to dispose of the Company’s last remaining parcel of undeveloped land in Vancouver. The hotel is anticipated to open in 2009.

•	Entered into agreements to sell additional blocks of land located in downtown Toronto.

•	Repurchased 2.1 million common shares for a total cost of $65.6 million.

“Our U.S. properties continue to benefit from the robust U.S. lodging fundamentals. In the third quarter, our comparable U.S. managed and owned portfolios experienced RevPAR growth of 19.3% and 20.7%, respectively, driven by strong occupancy gains across all markets,” said William R. Fatt, FHR’s Chief Executive Officer.

“We continue to execute on our strategy of selling our undeveloped land and expanding our Fairmont management portfolio,” commented Mr. Fatt. “The proceeds from these asset sales will be invested in growing our management business and in share repurchases.”

Revenues (In millions of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Reported Revenues	$240.1	$207.5	$625.1	$603.8
Less: Amounts attributable to hotels sold in 2004	-	3.6	-	51.3
Proceeds from sale of undeveloped land	18.0	-	18.0	15.4

Revenues adjusted for hotels sold and land sales	$222.1	$203.9	$607.1	$537.1

Diluted income per share	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Diluted income per share	$0.92	$1.66	$1.30	$2.01
Less: Amounts attributable to hotels sold in 2004	-	0.01	-	0.11
Gains on asset sales	0.24	1.30	0.24	1.41
Other non-operating items(i)	(0.15)	-	(0.19)	-
Tax recovery	0.35	-	0.54	-

Diluted income per share adjusted for hotels sold, gains on asset sales, tax recovery and non-operating items	$0.48	$0.35	$0.71	$0.49

(i) The third quarter includes $0.15 related to a legal provision. The nine months ended September 30, 2005 includes $0.15 for this legal provision and $0.04 of transaction costs expensed in the second quarter.

Third Quarter Ownership Operations

The Company’s hotel ownership results are affected by the seasonal nature of the assets owned. The table below presents, by quarter, the comparable hotel ownership EBITDA contribution by region to September 30, 2005.

2005	Canada	U.S.	International
First quarter	21%	41%	38%
Second quarter	48%	35%	17%
Third quarter	84%	10%	6%

Comparable hotel ownership revenues:

Comparable revenues	Canada	U.S.	International	Total
Increase (decrease) from third quarter 2004	10.2%	28.1%	(3.8%)	11.6%

•
Canadian Owned Hotels: Revenues for the Canadian owned hotels were impacted by the 8.7% appreciation of the Canadian dollar against the U.S. dollar when compared to the third quarter of 2004. The balance of the increase was primarily driven by The Fairmont Banff Springs, which experienced revenue growth of 12.5% and a 9.5% improvement in RevPAR.

•
U.S. Owned Hotels: Revenue improvements for the U.S. owned hotels were largely driven by The Fairmont Orchid, Hawaii and The Fairmont Scottsdale Princess, which enjoyed RevPAR growth of 32.9% and 24.6%, respectively.

•
International Owned Hotels: The decrease in revenues for the International owned hotels was largely due to a 10.0% drop in revenues at The Fairmont Hamilton Princess, which experienced a 13.4% decline in RevPAR.

Comparable owned portfolio operating statistics:

Increase (decrease) from third quarter 2004	Canada	U.S.	International	Total
RevPAR	7.1%	20.7%	(5.8%)	7.5%
Average daily rate (ADR)	8.5%	(1.0%)	5.4%	5.6%
Occupancy	(1.0) points	13.5 points	(5.3) points	1.2 points

•
Canadian Owned Hotels: The improvement in ADR is a result of the appreciation of the Canadian dollar. Adjusting for the appreciation of the Canadian dollar, RevPAR for the Canadian owned portfolio was down 1.5%.

•	U.S. Owned Hotels: The U.S. owned portfolio enjoyed strong occupancy growth driven by increased group demand.
•
International Owned Hotels: The International owned portfolio was primarily impacted by a year over year decrease in leisure business at The Fairmont Hamilton Princess and the Mexican resorts. In the third quarter, the Bermuda market experienced a decline in leisure travel largely as a result of concerns regarding weather conditions and the cost of airfare. Leisure demand for the Mexican resorts was lower mainly due to some adverse publicity regarding the destination.

Comparable hotel ownership EBITDA(3):

Comparable EBITDA	Canada	U.S.	International	Total
Increase (decrease) from third quarter 2004	5.2%	440.0%	(38.0%)	9.7%

•
Canadian Owned Hotels: EBITDA for the Canadian owned hotels increased $2.1 million to $44.7 million. This increase was enhanced by the appreciation of the Canadian dollar, which affected both revenues and expenses at these hotels. When denominated in Canadian dollars, EBITDA decreased approximately 3%.

•
U.S. Owned Hotels: EBITDA for this portfolio was $5.4 million in the third quarter, compared to $1.0 million in 2004. All of the comparable U.S. owned properties contributed to this improvement led by The Fairmont Orchid, which experienced a 14.3 percentage point increase in occupancy and 5.9% improvement in ADR. The Fairmont Scottsdale Princess also reported significant EBITDA growth as a result of a 14.4 percentage point occupancy improvement. The key driver of occupancy expansion at both of these hotels was a significant increase in group demand.

•
International Owned Hotels: EBITDA was down $1.9 million to $3.1 million. The decrease in EBITDA was driven primarily by weaker year over year operating performance at The Fairmont Hamilton Princess. This property experienced a 44.9% decline in EBITDA, primarily as a result of a 9.5 percentage point drop in occupancy. Additionally, the Mexican resorts experienced a 19% decrease in EBITDA driven by a 2.6 percentage point drop in occupancy.

Comparable hotel ownership EBITDA margin:

Comparable EBITDA margin	Canada	U.S.	International	Total
Increase (decrease) from third quarter 2004	(210bp)	980bp	(680bp)	(60bp)

•
Canadian Owned Hotels: EBITDA margins for the Canadian owned hotels decreased as revenues were negatively impacted by a 1.0 percentage point decrease in occupancy and flat ADR (after adjusting for the foreign exchange impact). When denominated in Canadian dollars, revenues increased 1.4% while expenses increased approximately 5%.

•	U.S. Owned Hotels: Robust RevPAR growth of 20.7% was the key driver of EBITDA margin improvement for this portfolio.
•
International Owned Hotels: The International owned portfolio experienced a decline in EBITDA margins due to a 3.8% drop in revenues and 4.3% increase in expenses. The decrease in revenues was primarily due to The Fairmont Hamilton Princess. The increase in expenses was related primarily to the Mexican resorts, which due to the low occupancy were already at minimum staffing levels and in addition, were negatively impacted by the 6.7% year over year appreciation of the Mexican peso against the U.S. dollar.

Real estate activities: Real estate activities in the third quarter produced revenues of $19.3 million and a $15.7 million contribution to EBITDA. This was generated primarily by a land sale in Vancouver, which yielded net proceeds and an after-tax gain of $17.9 million. Real estate activities for the same period in 2004, primarily from Fairmont Heritage Place, generated $4.8 million in revenues and a $0.8 million loss to EBITDA.

Third Quarter Management Operations

Increase from third quarter 2004	Fairmont	Delta
Revenues under management	12.4%	17.7%
Management fee revenues	19.1%	14.3%
Comparable worldwide RevPAR	12.3%	15.4%
Comparable worldwide ADR	7.8%	11.3%
Comparable worldwide Occupancy	2.9 points	2.8 points

Fairmont Management Operations
•
Revenues under management of $511 million increased 12.4% over 2004. The addition of The Savoy, A Fairmont Hotel, The Fairmont Monte Carlo, The Fairmont Newport Beach, five hotels in Kenya and improved operating results at the U.S. hotels, all contributed to this increase.

•	Management fee revenues were up 19.1% to $16.8 million, largely due to the increase in revenues under management.
•	EBITDA margin of 81.0% was virtually flat compared to the prior year.
•
For the Fairmont comparable managed portfolio, RevPAR increased 12.3% to $147.63. RevPAR for the comparable U.S. portfolio showed strong improvement up 19.3%, resulting from a 5.2% increase in ADR combined with an occupancy gain of 8.6 percentage points. The International comparable managed portfolio experienced RevPAR growth of 7.5%, based on ADR improvement of 19.6% offset by an occupancy drop of 5.9 percentage points. The Canadian comparable portfolio reported an 8.5% RevPAR improvement, driven primarily by an increase in ADR of 6.7% while occupancy improved 1.3 percentage points. Adjusting for the appreciation of the Canadian dollar, RevPAR for the Canadian portfolio was relatively unchanged for the quarter.

Delta Management Operations
•	Delta’s revenues under management increased 17.7% to $125 million, primarily due to improved operating results and the appreciation of the Canadian dollar.
•
Management fee revenues for the third quarter were $4.0 million compared to $3.5 million for the same period in 2004. The 14.3% increase in management fee revenues relates primarily to the increase in revenues under management.

•	EBITDA margin of 77.5% improved from 54.3% in the prior year, primarily due to a decrease in incentive compensation costs for the third quarter of 2005.
•
RevPAR increased 15.4% over the third quarter of 2004 resulting from an 11.3% ADR growth and a 2.8 percentage point improvement in occupancy. Adjusting for the appreciation of the Canadian dollar, RevPAR was up approximately 6.2%.

General and Administrative Expenses

General and administrative expenses for the quarter were $3.8 million compared to $8.4 million for the same period in 2004. Stock appreciation rights for the quarter amounted to a recovery of $3.2 million, primarily due to certain obligations which have been extinguished, compared to an expense of $0.5 million in 2004. Notwithstanding the appreciation of the Canadian dollar, which had the effect of increasing expenses, general and administrative expenses were lower by approximately 11%, after adjusting for impact of stock appreciation rights in both quarters.

Other expenses

During the third quarter, the Company recorded a provision of $11.2 million related to a potential loss in connection with outstanding legal obligations associated with a predecessor company of Fairmont.

Income tax expense (recovery)

Earlier in the year, FHR reached a settlement with Canadian tax authorities and in the third quarter recorded a $26.1 million tax recovery to reflect the final assessment. Excluding one-time items, the effective tax rate for the third quarter was 27%, compared to 28% in 2004. Income tax expense for the third quarter of 2004 includes $40.7 million of income tax expense relating to the sale of The Fairmont Kea Lani Maui.

Nine Months Consolidated Results

For the nine months ended September 30, 2005, EBITDA was $148.6 million compared to $304.3 million for the same period in 2004. EBITDA for both periods includes gains on asset sales of $17.9 million and $159.6 million, respectively. Adjusted EBITDA was $171.4 million compared to $175.3 million for the same period in 2004. Excluding the two hotels sold and The Fairmont Southampton, which was closed for hurricane repairs during the first quarter of 2004, Adjusted EBITDA increased 10.7% from $145.2 million to $160.8 million.

Net income for the first nine months of the year was $99.1 million (diluted EPS of $1.30), compared to the prior year’s net income of $160.2 million (diluted EPS of $2.01). Excluding the impact of sold hotels, gains on asset sales, other non-operating items and the tax recovery, diluted EPS increased 44.9% from $0.49 to $0.71.

Capital Expenditures

Capital expenditures for the three and nine months ended September 30, 2005, totaled $11 million and $51 million, respectively. The Company expects its 2005 hotel related capital budget to be in the range of approximately $55 - $65 million, the majority of which is expected to be spent on maintenance projects.

Announcements and Corporate Activities

The Fairmont New Orleans experienced significant damage following the impact of Hurricane Katrina.Fortunately, the Company did not experience any guest or employee casualties at the hotel from this tragic incident. The hotel is currently closed and FHR is working closely with the property owner and insurers. The financial impact of this event is not expected to be material to FHR as the Company does not have an ownership interest in the hotel.

In the third quarter, FHR assumed management of and rebranded The Fairmont Newport Beach, a 444-room hotel in Newport Beach, California. A comprehensive renovation of the hotel’s guestrooms, public areas and facilities is underway, and is expected to be completed in mid-2006.

In July, FHR sold a parcel of land in Vancouver for net proceeds and an after-tax gain of $17.9 million.

In September, FHR announced it had entered into a purchase and sale agreement for its last block of undeveloped land located in Coal Harbour in downtown Vancouver. Westbank, a Vancouver-based developer, has agreed to purchase the land from a joint venture 75% owned by FHR. Westbank plans to develop a hotel and residential condominium project on the site. FHR also entered into a long-term agreement to manage the hotel, which is anticipated to open in 2009. The land sale is expected to close in the fourth quarter of 2006.

The Company has also recently entered into separate agreements to sell additional blocks of undeveloped land located in the Southtown lands in downtown Toronto. These sales are expected to close over the next several quarters.

During the quarter, FHR repurchased 2.1 million shares under its normal course issuer bid for a total cost of $65.6 million. For the first nine months of the year, FHR has repurchased 3.9 million shares at a cost of $126.3 million.

Outlook

“We expect that our U.S. hotels will continue to benefit from strong industry fundamentals and perform to our original expectations,” said Mr. Fatt. “Although we experienced some weakness in our international portfolio in the third quarter, we anticipate that these hotels will experience modest year over year growth in the fourth quarter. Our Canadian portfolio is expected to continue to perform within our revised expectations.”

FHR now expects EBITDA for the full-year to be $165 million to $175 million. 2005 Adjusted EBITDA is expected to be $195 million to $205 million.

A summary of the Company’s current estimates are as follows:

Full-year 2005
EBITDA	$165 to $175 million
Adjusted EBITDA	$195 to $205 million
Net Income	$93 to $100 million
Diluted EPS	$1.21 to $1.30
Diluted EPS excluding gains on land sales, tax recoveries and other non-operating expenses	$0.67 to $0.76

Excluding the tax recovery, the legal provision and the land sale gain, FHR has assumed a 2005 full-year tax rate of approximately 29%.

FHR has provided its 2005 portfolio seasonality information under “Supplementary Financial and Operating Information”.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, the United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

FHR will hold a conference call today, October 26, 2005 at 1:30 p.m. Eastern Time to discuss its results. To participate, please dial 416.340.2216 or 1.866.898.9626. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. Eastern Time on October 26, 2005 through to November 2, 2005 by dialing 416.695.5800 or 1.800.408.3053 using the reservation #3163467. A live audio webcast of the conference call will also be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR's website following the conference call until the next quarter’s conference call.

This news release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “guidance”, “aim” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. These risks are further described in FHR’s filings with Canadian securities regulatory authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission website (www.sec.gov). All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and except as required by applicable law, FHR disclaims any responsibility to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

1.
Revenue per available room (“RevPAR”) is calculated as room revenue divided by the number of room nights available. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues relative to the number of room nights available. Investors and analysts also use it as a measure of the Company’s operating performance. However, RevPAR is not a defined measure of operating performance under Canadian Generally Accepted Accounting Principles (“GAAP”). It is likely that FHR’s calculation of RevPAR is different than the calculations used by others.

2.
Comparable information is considered to be information for properties that were wholly-owned or fully open under FHR management for at least the entire current and prior year. Comparable information also excludes properties under major renovation that would have a significant adverse effect on the properties’ primary operations. We present these results on a comparable basis because we believe that doing so provides investors and management with useful information for evaluating the period-to-period performance of our hotels. When presenting comparable information for this quarter, the following properties have been excluded:

Owned hotels
•	The Fairmont Kea Lani Maui (sold July 2004)
•	The Fairmont Glitter Bay (sold July 2004)
•	The Fairmont Southampton (reopened April 2004 after hurricane damage repairs)

Fairmont Managed Hotels
•	The Fairmont Southampton (reopened April 2004 after hurricane damage repairs)
•	The Fairmont Monte Carlo (assumed management December 2004)
•	The Savoy, A Fairmont Hotel (assumed management January 2005)
•	The Plaza (ceased management April 2005)
•	The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club (assumed management May 2005)
•	The Fairmont Glitter Bay (ceased management in June 2005)
•	The Fairmont Newport Beach (assumed management July 2005)
•	The Fairmont New Orleans (closed in September 2005 due to hurricane damage)

Delta Managed Hotels
Delta Meadowvale (assumed management September 2004)
Delta Kitchener (assumed management June 2005)
Delta franchised properties

3.
EBITDA is defined as earnings before interest, taxes and amortization. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of the Company’s business segments. EBITDA provides us with an understanding of the Company’s operating results before the impact of investing and financing transactions and income taxes. It also facilitates comparisons between the Company and its competitors.

Management adjusts EBITDA when evaluating operating performance because it believes that the inclusion or exclusion of certain items such as gains and losses on asset sales and other non-operating items, is necessary to provide a more accurate measure of our core business operating results. It is also a means to evaluate period-over-period results. We adjust our reported EBITDA, as set forth above, for certain items and refer to this measure as Adjusted EBITDA. The principal adjustments we make are to eliminate (i) gains and losses from asset sales; (ii) amortization, net interest expense and income taxes in calculating our earnings from equity investments and (iii) other non-operating items.

We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past, present and future core business operating results. Adjusted EBITDA may also be used by investors and analysts in their valuation of the Company.

EBITDA and Adjusted EBITDA are not defined measures of operating performance under Canadian generally accepted accounting principles. It is likely that FHR's calculations of EBITDA and Adjusted EBITDA are different than the calculations used by others.

The table below provides a reconciliation of Adjusted EBITDA and EBITDA to net income:

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2005	2004	2005	2004

Net income	$69.0	$131.8	$99.1	$160.2
Add (Deduct):
Interest expense, net	6.0	6.7	19.2	25.7
Income tax expense (recovery)	(13.0)	52.4	(19.8)	64.1
Amortization	17.2	16.8	50.1	54.3
EBITDA	79.2	207.7	148.6	304.3
Add (Deduct):
(Gains) losses on asset sales	(17.9)	(144.2)	(17.9)	(159.6)
Proportional amortization, interest expense and income taxes included in the results of equity investments	8.5	10.3	26.7	30.4
Stock appreciation rights	(3.2)	0.5	(0.5)	0.2
Other non-operating items	11.2	-	14.5	-

Adjusted EBITDA	$77.8	$74.3	$171.4	$175.3

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)

ASSETS

	September 30 2005	December 31 2004
	(Unaudited)
Current assets
Cash and cash equivalents	$86.2	$99.1
Accounts receivable	100.4	90.2
Taxes recoverable (note 5)	28.2	-
Inventory	14.8	15.5
Prepaid expenses and other	14.4	11.2
	244.0	216.0
Investments in partnerships and
corporations (note 3)	93.7	90.7

Investment in Legacy Hotels Real Estate
Investment Trust	68.9	70.0

Non-hotel real estate	106.0	100.3

Property and equipment	1,449.4	1,435.5

Goodwill	164.8	162.8

Intangible assets (notes 3, 4 and 7)	287.0	245.0

Other assets and deferred charges (notes 3 and 4)	118.0	82.3

	$2,531.8	$2,402.6

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$151.2	$127.9
Taxes payable	3.1	31.3
Dividends payable	-	4.6
Current portion of long-term debt	4.3	4.1
	158.6	167.9

Long-term debt	505.3	398.0

Other liabilities	101.1	95.7

Future income taxes	130.4	90.6

	895.4	752.2

Shareholders' Equity (note 8)	1,636.4	1,650.4

	$2,531.8	$2,402.6

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Revenues
Hotel ownership operations (note 10 (d))	$193.2	$180.3	$519.4	$516.3
Management operations	15.2	12.0	42.3	33.1
Real estate activities (note 6)	19.3	4.8	28.8	26.2
	227.7	197.1	590.5	575.6
Other revenues from managed and franchised properties	12.4	10.4	34.6	28.2
	240.1	207.5	625.1	603.8

Expenses
Hotel ownership operations	131.4	120.5	380.6	364.0
Management operations	4.1	4.3	14.5	13.0
Real estate activities	3.6	5.6	12.4	18.8
General and administrative	3.8	8.4	22.1	20.5
Other (note 12)	11.2	-	14.5	-
Amortization	17.2	16.8	50.1	54.3
	171.3	155.6	494.2	470.6
Other expenses from managed and franchised properties	12.4	10.4	34.2	28.6
	183.7	166.0	528.4	499.2
Income from equity investments	5.6	5.2	1.8	1.2

Operating income	62.0	46.7	98.5	105.8

Interest expense, net	6.0	6.7	19.2	25.7
Gain on sales of investments and hotel assets	-	(144.2)	-	(144.2)
Income before income tax expense (recovery)	56.0	184.2	79.3	224.3

Income tax expense (recovery)
Current (note 5)	(48.7)	44.5	(58.0)	50.0
Future	35.7	7.9	38.2	14.1
	(13.0)	52.4	(19.8)	64.1

Net income	$69.0	$131.8	$99.1	$160.2

Weighted average number of common shares outstanding (in millions) (note 8)
Basic	73.9	78.4	75.0	78.9
Diluted	74.9	79.3	76.0	79.7

Basic income per common share	$0.93	$1.68	$1.32	$2.03
Diluted income per common share	$0.92	$1.66	$1.30	$2.01

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Cash provided by (used in)

Operating activities
Net income	$69.0	$131.8	$99.1	$160.2
Items not affecting cash
Amortization of property and equipment	16.7	16.0	48.3	52.1
Amortization of intangible assets	0.5	0.8	1.8	2.2
Income from equity investments	(5.6)	(5.2)	(1.8)	(1.2)
Future income taxes	35.7	7.9	38.2	14.1
Tax recovery (note 5)	(28.2)	-	(42.8)	-
Unrealized foreign exchange gain	(15.7)	(13.3)	(7.6)	(3.1)
Gain on sales of investments and hotel assets	-	(144.2)	-	(144.2)
Other	3.5	5.8	2.2	7.8
Distributions	1.4	4.2	5.4	4.2
Changes in non-hotel real estate	(4.6)	(0.7)	(2.5)	(0.4)
Changes in non-cash working capital items (note 9)	4.4	52.0	(3.0)	15.7

	77.1	55.1	137.3	107.4
Investing activities
Additions to property and equipment	(11.2)	(14.2)	(51.4)	(58.2)
Proceeds from sale of property and equipment	-	-	8.8	-
Investments in partnerships and corporations	-	(1.9)	(11.2)	(4.9)
Sales of investments and hotel assets	3.0	443.6	3.0	443.6
Collection of loans receivable	-	0.1	-	9.0
Issuance of loans receivable	(0.3)	-	(33.1)	(7.0)
Investments in intangible assets	(5.3)	-	(32.0)	-

	(13.8)	427.6	(115.9)	382.5
Financing activities
Issuance of long-term debt	24.7	-	104.5	82.7
Repayment of long-term debt	(1.3)	(313.9)	(5.8)	(379.5)
Issuance of common shares	0.1	0.3	2.9	0.9
Repurchase of common shares	(65.6)	(46.4)	(126.3)	(51.8)
Dividends paid	(4.5)	(3.2)	(9.1)	(6.4)

	(46.6)	(363.2)	(33.8)	(354.1)

Effect of exchange rate changes on cash	(0.4)	0.5	(0.5)	0.3

Increase (decrease) in cash	16.3	120.0	(12.9)	136.1

Cash and cash equivalents - beginning of period	69.9	47.8	99.1	31.7

Cash and cash equivalents - end of period	$86.2	$167.8	$86.2	$167.8

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Balance - Beginning of period	$179.0	$101.1	$189.2	$78.1

Net income	69.0	131.8	99.1	160.2

	248.0	232.9	288.3	238.3

Repurchase of common shares (note 8)	(34.5)	(18.2)	(70.3)	(20.4)
Dividend	-	-	(4.5)	(3.2)

Balance - End of period	$213.5	$214.7	$213.5	$214.7

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.
Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") has operated and owned hotels and resorts for over 118 years and currently manages properties, principally under the Fairmont and Delta brands. As at September 30, 2005, FHR managed or franchised 88 luxury and first-class hotels. FHR owns Fairmont Hotels Inc. ("Fairmont") which, as at September 30, 2005, managed 50 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates. Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts as at September 30, 2005.

In addition to hotel and resort management, as at September 30, 2005, FHR had hotel ownership interests ranging from approximately 15% to 100% in 27 properties, located in Canada, the United States, Mexico, Bermuda, Barbados, Monaco, Kenya and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust ("Legacy") as at September 30, 2005, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

Results for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year. The income tax rate is also higher in the first quarter as hotels in non-taxable jurisdictions typically generate losses and certain equity investments usually produce losses without tax benefits.

2.
These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2004 audited consolidated financial statements, except as discussed below.

Liabilities and equity
On January 1, 2005, FHR adopted the Canadian Institute of Chartered Accountants' ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on the Company's financial statements.

Determining whether an arrangement contains a lease
In 2004, the Emerging Issues Committee issued Abstract 150, "Determining whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 for affected transactions commencing December 9, 2004. Adoption of this new standard did not have an impact on the Company's financial statements.

Variable interest entities
The consolidated financial statements of FHR (FHR and its subsidiaries are collectively referred to as the Company) have historically been expressed in Canadian dollars. The U.S. dollar has been adopted as the Company’s reporting currency effective July 1, 2001. Comparative financial information has been restated in U.S. dollars using the translation of convenience method. Under this method, all historical financial information have been converted from Canadian to U.S. dollars at the exchange rate in effect at June 30, 2001.

During 2001, the Company changed its accounting policy to amortize buildings on a straight-line basis. Previously, buildings were amortized using the sinking fund method. This new accounting policy has been applied retroactively to the comparative figures, and includes applying the policy to the Company’s equity investment in Legacy Hotels Real Estate Investment Trust ("Legacy").

3.
In May 2005, FHR entered into long-term contracts to manage five properties in Kenya. FHR invested $10.0 in connection with the five management contracts. A portion of the investment was funded as a loan and a portion of the investment financed the acquisition of an approximate 15% interest in a corporation owned jointly with Kingdom Hotels Investments and IFA Hotels & Resorts. The corporation holds an ownership interest in five Kenyan properties known as The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club. Based on the relative fair value of the management contracts, the investment interest and the loan, $5.7 of the $10.0 was allocated to the management contracts. The investment of $3.1 is accounted for using the equity method due to significant influence through contractual arrangements. $1.2 was allocated to the loan, which has a face value of $5.0, bears no interest and is payable in 2020.

4.
In January 2005, FHR entered into a long-term contract to manage The Savoy in London, England. In 2004, FHR agreed to commit approximately $63.0 to obtain the management contract and provide loans to the hotel's owners. As at September 30, 2005, FHR had funded $54.3 of the total commitment, of which $22.8 related to the management contract, and $31.5 related to a loan receivable, due in 2015 and bearing interest at 7.75%.

5.
In the quarter ended June 30, 2005, the Company reached a favorable tax settlement with the Canada Revenue Agency and recorded a $14.6 recovery of current income taxes. During the quarter ended September 30, 2005, the Company recorded an additional tax recovery of $26.1, net of taxes payable of approximately $2.1 on interest income, to reflect the final assessment.

6.	In July 2005, FHR disposed of a parcel of land in Vancouver for net proceeds and an after-tax gain of $17.9.

7.	In July 2005, FHR entered into a long-term management contract related to The Fairmont Newport Beach. FHR invested $3.3 in connection with this transaction.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

8. Shareholders' equity

			September 30, 2005	December 31, 2004

Common shares			$1,104.4	$1,163.1
Other equity			19.2	19.2
Treasury stock			-	(5.6)
Contributed surplus			143.9	142.4
Foreign currency translation adjustments			155.4	142.1
Retained earnings			213.5	189.2

			$1,636.4	$1,650.4

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	(in millions)		(in millions)

Weighted-average number of common shares
outstanding - basic	73.9	78.4	75.0	78.9
Stock options	1.0	0.9	1.0	0.8

Weighted-average number of common shares
outstanding - diluted	74.9	79.3	76.0	79.7

Effective October 29, 2004, FHR may repurchase for cancellation up to 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR's discretion. During the nine months ended September 30, 2005, FHR repurchased 3,925,600 shares (2,076,300 during the third quarter). Also, an additional 166,100 shares that were classified as treasury stock at December 31, 2004, were cancelled in 2005. Total consideration relating to the repurchase amounted to $126.3 ($65.6 for the third quarter), of which $59.0 was charged to common shares ($31.1 for the third quarter) and $67.3 was charged to retained earnings ($34.5 for the third quarter). Of the $5.6 of treasury stock outstanding at December 31, 2004, $2.6 was reclassified to common shares and $3.0 to retained earnings in 2005. During the nine months ended September 30, 2005, FHR issued 146,690 shares (6,637 for the third quarter) pursuant to the Key Employee Stock Option Plan for which $2.9 was credited to common shares ($0.1 for the third quarter) for proceeds from options exercised. At September 30, 2005, 72,448,338 common shares were outstanding (December 31, 2004 - 76,393,348).

During the nine months ended September 30, 2005, 320,000 stock options were granted (20,000 in the third quarter), and the cost of this stock-based compensation was recorded based on the estimated fair value of these options. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Reported net income	$69.0	$131.8	$99.1	$160.2
Net income assuming fair value method used	$68.9	$131.7	$98.8	$159.9

Assuming fair value method used
Basic earnings per share	$0.93	$1.68	$1.32	$2.03
Diluted earnings per share	$0.92	$1.66	$1.30	$2.01

9. Changes in non-cash working capital
	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Decrease (increase) in current assets
Accounts receivable	$11.6	$(5.9)	$(6.9)	$(31.1)
Inventory	0.9	0.1	0.9	(1.2)
Prepaid expenses and other	3.5	6.6	(2.7)	(1.3)

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(0.5)	2.9	20.7	-
Taxes payable	(11.1)	48.3	(15.0)	49.3

	$4.4	$52.0	$(3.0)	$15.7

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

10.	Segmented Information

FHR has five reportable segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Results of individual properties have been aggregated into their respective reportable segments. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 27 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization ("EBITDA"), which management defines as income before interest, income taxes and amortization. EBITDA includes income or loss from equity investments. General and administrative expenses, other, gain on sales of investments and hotel assets, amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

	Three months ended September 30, 2005
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	General and administrative and other (e)	Inter-segment elimination (a)	Total

Operating revenues (d)	$193.2	$-	$19.3	$16.8	$4.0	$-	$(5.6)	$227.7
Other revenues from managed and franchised properties	-	-	-	9.4	3.0	-	-	12.4
								240.1
Income from equity investments	1.6	4.0	-	-	-		-	5.6
EBITDA (b)	57.8	4.0	15.7	13.6	3.1	(15.0)	-	79.2
Total assets (c)	1,925.2	68.9	108.4	468.2	83.6	-	(122.5)	2,531.8
Capital expenditures	8.1	-	-	3.1	-	-	-	11.2

	Three months ended September 30, 2004
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	General and administrative and other (e)	Inter-segment elimination (a)	Total

Operating revenues (d)	$180.3	$-	$4.8	$14.1	$3.5	$-	$(5.6)	$197.1
Other revenues from managed and franchised properties	-	-	-	8.2	2.2	-	-	10.4
								207.5
Income from equity investments	1.5	3.7	-	-	-	-	-	5.2
EBITDA (b)	55.7	3.7	(0.8)	11.4	1.9	135.8	-	207.7
Total assets (c)	2,028.1	70.8	99.1	340.0	77.1	-	(195.1)	2,420.0
Capital expenditures	12.0	-	-	2.2	-	-	-	14.2

	Nine months ended September 30, 2005
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	General and administrative and other (e)	Inter-segment elimination (a)	Total

Operating revenues (d)	$519.4	$-	$28.8	$47.7	$10.1	$-	$(15.5)	$590.5
Other revenues from managed and franchised properties	-	-	-	26.2	8.4	-	-	34.6
								625.1
Income (loss) from equity investments	3.7	(1.9)	-	-	-	-	-	1.8
EBITDA (b)	127.0	(1.9)	16.4	36.3	7.0	(36.6)	0.4	148.6
Total assets (c)	1,925.2	68.9	108.4	468.2	83.6	-	(122.5)	2,531.8
Capital expenditures	44.0	-	-	7.4	-	-	-	51.4

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

10.	Segmented Information (continued)

	Nine months ended September 30, 2004
	Ownership			Management
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	General and administrative and other (e)	Inter-segment elimination (a)	Total

Operating revenues (d)	$516.3	$-	$26.2	$40.2	$9.6	$-	$(16.7)	$575.6
Other revenues from managed and franchised properties	-	-	-	20.9	7.3	-	-	28.2
								603.8
Income (loss) from equity investments	2.0	(0.8)	-	-	-	-	-	1.2
EBITDA (b)	137.5	(0.8)	7.4	30.9	6.0	123.7	(0.4)	304.3
Total assets (c)	2,028.1	70.8	99.1	340.0	77.1	-	(195.1)	2,420.0
Capital expenditures	55.5	-	-	2.7	-	-	-	58.2

(a) Operating revenues include management fees that are charged by Fairmont of $5.4 (2004 - $5.5) and $15.1 (2004 - $16.4) for the three and nine months ended September 30, 2005, respectively, and Delta of $0.2 (2004 - $0.1) and $0.4 (2004 - $0.3) for the three and nine months ended September 30, 2005, respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of inter-segment loans net of corporate assets.

(b) A reconciliation of aggregate EBITDA of the reportable segments to net income is as follows:

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

EBITDA	$79.2	$207.7	$148.6	$304.3
Amortization	(17.2)	(16.8)	(50.1)	(54.3)
Interest expense, net	(6.0)	(6.7)	(19.2)	(25.7)
Income tax (expense) recovery	13.0	(52.4)	19.8	(64.1)

Net income	$69.0	$131.8	$99.1	$160.2

(c) Hotel ownership assets include $93.6 (2004 - $69.6) of investments accounted for using the equity method.

(d) A breakdown of the Company's hotel ownership operations revenues are as follows:

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Rooms revenue	$103.2	$100.7	$272.8	$287.4
Food and beverage revenue	62.3	55.9	176.1	163.9
Other	27.7	23.7	70.5	65.0

	$193.2	$180.3	$519.4	$516.3

(e) In 2004, General and administrative and other includes general and administrative expenses as well as gain on sales of investments and hotel assets of $144.2.

11.	FHR recorded pension and other post employment benefit expenses as follows:

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Pension	$0.5	$(0.1)	$1.4	$0.9
Other post-employment benefits	0.1	0.1	0.3	0.2

	$0.6	$-	$1.7	$1.1

12.
During the third quarter, the Company recorded a provision of $11.2 related to outstanding legal obligations associated with a predecessor company of Fairmont. During the second quarter, the Company undertook certain development activities related to a major portfolio acquisition, which the Company did not complete. A total of $3.3 was expensed relating to transaction costs in the second quarter.

13.	Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2005.

** Index of supplementary financial and operating information to follow **

Fairmont Hotels & Resorts Inc.

Fairmont Hotels & Resorts Inc.
Comparable operating statistics for the three and nine months ended September 30, 2005

	Three months ended September 30			Nine months ended September 30
	2005	2004	Variance	2005	2004	Variance
OWNED HOTELS
Worldwide 14 properties/ 6,746 rooms
RevPAR	$148.87	$138.53	7.5%	$133.13	$123.95	7.4%
ADR	219.19	207.65	5.6%	205.02	194.06	5.6%
Occupancy	67.9%	66.7%	1.2 points	64.9%	63.9%	1.0 points

Canada 7 properties/ 3,336 rooms
RevPAR	$186.11	$173.78	7.1%	$133.52	$125.19	6.7%
ADR	239.58	220.81	8.5%	195.77	180.95	8.2%
Occupancy	77.7%	78.7%	(1.0) points	68.2%	69.2%	(1.0) points

U.S 3 properties/ 1,574 rooms
RevPAR	$142.60	$118.11	20.7%	$166.82	$147.42	13.2%
ADR	190.58	192.60	(1.0%)	225.02	224.54	0.2%
Occupancy	74.8%	61.3%	13.5 points	74.1%	65.7%	8.4 points

International 4 properties / 1,836 rooms
RevPAR	$86.59	$91.97	(5.8%)	$103.62	$101.64	1.9%
ADR	195.57	185.61	5.4%	202.62	192.36	5.3%
Occupancy	44.3%	49.6%	(5.3) points	51.1%	52.8%	(1.7) points

FAIRMONT MANAGED HOTELS (1)
Worldwide 39 hotels/ 19,142 rooms
RevPAR	$147.63	$131.44	12.3%	$131.54	$118.42	11.1%
ADR	205.35	190.57	7.8%	196.33	180.51	8.8%
Occupancy	71.9%	69.0%	2.9 points	67.0%	65.6%	1.4 points

Canada 20 properties/ 10,095 rooms
RevPAR	$149.35	$137.64	8.5%	$113.58	$105.08	8.1%
ADR	196.85	184.41	6.7%	169.86	156.16	8.8%
Occupancy	75.9%	74.6%	1.3 points	66.9%	67.3%	(0.4) points

U.S. 14 properties/ 6,817rooms
RevPAR	$159.61	$133.84	19.3%	$160.54	$141.56	13.4%
ADR	219.27	208.50	5.2%	229.14	218.61	4.8%
Occupancy	72.8%	64.2%	8.6 points	70.1%	64.8%	5.3 points

International 5 properties / 2,230 rooms
RevPAR	$105.20	$97.85	7.5%	$123.85	$108.62	14.0%
ADR	201.88	168.84	19.6%	211.16	178.39	18.4%
Occupancy	52.1%	58.0%	(5.9) points	58.7%	60.9%	(2.2) points

DELTA MANAGED HOTELS (1)
Worldwide 27 properties/ 8,175 rooms
RevPAR	$89.17	$77.25	15.4%	$74.36	$65.60	13.4%
ADR	115.22	103.51	11.3%	107.87	97.92	10.2%
Occupancy	77.4%	74.6%	2.8 points	68.9%	67.0%	1.9 points

(1)	Includes hotels owned by Fairmont Hotels & Resorts Inc.

Comparable hotels and resorts are considered to be properties that were wholly-owned by or fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:	The Fairmont Southampton; The Fairmont Kea Lani Maui (sold July 2004), The Fairmont Glitter Bay (sold July 2004)

Fairmont Managed:
The Fairmont Southampton; The Fairmont Monte Carlo, The Savoy, A Fairmont Hotel, The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark, Mara Safari Club, The Fairmont Glitter Bay, The Fairmont New Orleans, The Fairmont Newport Beach, The Plaza

Delta Managed:	Delta Meadowvale, Delta Kitchener and Delta franchised hotels

Fairmont Hotels & Resorts Inc.
Comparable operating statistics for the three and nine months ended September 30, 2005

	2004
Revenues	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(In millions of US dollars)
Hotel ownership revenues adjusted for sold hotels	$131.1	$157.1	$176.7	$137.9	$602.8
Add: hotels sold	24.3	23.4	3.6	-	51.3

Hotel ownership revenues	$155.4	$180.5	$180.3	$137.9	$654.1

	2004
EBITDA	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
(In millions of US dollars)
Hotel ownership EBITDA adjusted for sold hotels	$25.4	$37.9	$54.2	$22.6	$140.1
Add: hotels sold	9.8	8.7	1.5	-	20.0

Hotel ownership EBITDA	35.2	46.6	55.7	22.6	160.1
Gain on sales of investments and hotels sales	-	-	144.2	(0.5)	(143.7)
EBITDA contribution (deduction) from other segments	(1.1)	15.9	7.8	(1.7)	20.9
Total EBITDA	34.1	62.5	207.7	20.4	324.7

Deduct (Add):
Amortization	19.5	18.0	16.8	19.6	73.9
Interest expense, net	10.0	9.0	6.7	7.4	33.1
Income tax expense (recovery), net	5.2	6.5	52.4	(2.2)	61.9

Net Income (loss)	$(0.6)	$29.0	$131.8	$(4.4)	$155.8

Fairmont Hotels & Resorts Inc.
2005 portfolio seasonality information

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2005 quarterly Adjusted EBITDA(1) range guidance
Mid-point of range	17%	30%	39%	14%	$195 -$205 million

Tax rate(2) (excludes gain on land sale, tax recovery and legal provision)	-	21%	27%	23%	29%

Notes:

(1)	Given the seasonality of FHR’s portfolio, the information above provides insight into the estimated quarterly breakdown of FHR’s Adjusted EBITDA.
(2)
The tax rate will be dependent upon the geographical source of earnings in any one quarter. Quarterly tax rates vary significantly throughout the year due to the seasonality of FHR's earnings and differing tax rates in various jurisdictions. In the first quarter, FHR’s hotels in non-taxable jurisdictions typically generate losses and equity investments usually produce non-taxable losses. This results in an unusual income tax rate in the first quarter.

Assumptions:

▪	The estimates above are based on the current portfolio and do not anticipate any acquisitions or dispositions.

▪	An exchange rate of C$1.25/U.S.$1.00 has been assumed for the year.

▪	Readers should note that the above information is qualified by the forward-looking statement outlined in the Company's public filings.

Fairmont Hotels & Resorts Inc.
Operating statistics for comparable hotels as of September 30, 2005

	First Quarter 2005	Second Quarter 2005	First Quarter 2004	Second Quarter 2004	Third Quarter 2004	Fourth Quarter 2004	2004 Full Year
OWNED HOTELS
Worldwide
RevPAR	$128.41	$121.88	$116.64	$116.37	$138.53	$102.88	$118.63
ADR	202.22	192.43	189.14	184.22	207.65	180.19	190.85
Occupancy	63.5%	63.3%	61.7%	63.2%	66.7%	57.1%	62.2%

Canada
RevPAR	$101.18	$112.21	$93.86	$106.23	$173.78	$84.76	$114.93
ADR	166.38	170.27	154.37	156.93	220.81	149.14	174.01
Occupancy	60.8%	65.9%	60.8%	67.7%	78.7%	56.8%	66.0%

U.S.
RevPAR	$190.55	$167.85	$169.12	$155.34	$118.11	$144.87	$146.78
ADR	265.89	221.20	259.42	220.38	192.60	235.16	227.09
Occupancy	71.7%	75.9%	65.2%	70.5%	61.3%	61.6%	64.6%

International
RevPAR	$124.58	$100.11	$111.96	$101.10	$91.97	$99.81	$101.18
ADR	202.98	208.76	186.04	207.08	185.61	185.79	190.69
Occupancy	61.4%	48.0%	60.2%	48.8%	49.6%	53.7%	53.1%

FAIRMONT MANAGED HOTELS(1)
Worldwide
RevPAR	$117.44	$129.05	$105.43	$118.23	$131.72	$106.13	$115.44
ADR	192.72	189.82	173.54	176.36	190.54	178.35	180.30
Occupancy	60.9%	68.0%	60.8%	67.0%	69.1%	59.5%	64.1%

Canada
RevPAR	$81.84	$108.17	$75.18	$101.20	$137.64	$85.61	$100.18
ADR	145.86	158.57	130.30	146.22	184.41	144.21	153.43
Occupancy	56.1%	68.2%	57.7%	69.2%	74.6%	59.4%	65.3%

U.S.
RevPAR	$158.24	$163.75	$143.88	$146.77	$134.55	$134.07	$137.79
ADR	241.69	227.99	228.66	218.65	207.66	226.41	220.11
Occupancy	65.5%	71.8%	62.9%	67.1%	64.8%	59.2%	63.5%

International
RevPAR	$149.23	$117.60	$120.44	$107.70	$97.85	$112.17	$109.52
ADR	218.94	210.52	179.05	187.35	168.84	184.00	179.81
Occupancy	68.2%	55.9%	67.3%	57.5%	58.0%	61.0%	60.9%

DELTA MANAGED HOTELS (1)
Worldwide
RevPAR	$59.30	$74.18	$53.98	$65.43	$77.25	$60.95	$64.43
ADR	100.53	105.74	92.47	96.40	103.51	100.52	98.53
Occupancy	59.0%	70.2%	58.4%	67.9%	74.6%	60.6%	65.4%

(1)	Includes hotels owned by Fairmont Hotels & Resorts Inc.

Comparable hotels and resorts are considered to be properties that were wholly-owned by or fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:	The Fairmont Southampton; The Fairmont Kea Lani Maui (sold July 2004); The Fairmont Glitter Bay (sold July 2004)

Fairmont Managed:
The Fairmont Southampton, The Fairmont Monte Carlo, The Savoy, A Fairmont Hotel, The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark, Mara Safari Club, The Fairmont Glitter Bay, The Fairmont New Orleans, The Fairmont Newport Beach, The Plaza

Delta Managed:	Delta Meadowvale, Delta Kitchener and Delta franchised hotels

v

Fairmont Hotels & Resorts Inc.
Summary of Hotel Portfolios

	September 30
	2005	2004
OWNED HOTELS
Worldwide
No. of Properties	15	15
No. of Rooms	7,339	7,343

Canada
No. of Properties	7	7
No. of Rooms	3,336	3,336

U.S. and International
No. of Properties	8	8
No. of Rooms	4,003	4,007

FAIRMONT MANAGED HOTELS (1)
Worldwide
No. of Properties	50	44
No. of Rooms	22,525	21,643

Canada
No. of Properties	21	21
No. of Rooms	10,418	10,422

U.S. and International
No. of Properties	29	23
No. of Rooms	12,107	11,221

DELTA MANAGED HOTELS (1)
Worldwide
No. of Properties	38	38
No. of Rooms	11,243	11,163

(1)	Includes hotels owned by Fairmont Hotels & Resorts Inc.

Contacts:  Denise Achonu
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com